Exhibit 99(d)(3)

Oregon Steel Mills
1000 S.W. Broadway, Suite 2200
Portland, OR 97205-3003

November 6, 2006

CONFIDENTIAL

Alexander V. Frolov
Evraz Group S.A.
c/o TMF Luxembourg SA
1 aile Scheffer
L-2520 Luxembourg

Alexander Frolov
Mastercroft Finance Limited Julia House
3, Th. Dervis Street
PO Box 1612
CY-1066 Nicosia, Cyprus

Dear Alexander:

        This letter confirms, acknowledges and amends the Confidentiality Agreement dated February 9, 2005 between Oregon Steel Mills, Inc. and Mastercroft Finance Limited. Except as expressly provided in this letter agreement, all of the terms, conditions, restrictions and other provisions contained in the Confidentiality Agreement shall remain in full force and effect. All references to the Confidentiality Agreement in the Confidentiality Agreement will refer to the Confidentiality Agreement as amended by this letter agreement.

        The Confidentiality Agreement is amended, as follows: (1) to include the Evraz Group and its affiliates as parties to the Confidentiality Agreement; (2) references in Sections (5) and (7) to "for a period of two years from the date of this Agreement" is amended to read "for a period of three years from the date of this Agreement"; and (3) Section (14) is amended in its entirety to read: "Unless otherwise provided herein, your obligations under this letter shall terminate on February 8, 2008".

        From the period beginning on November 6, 2006 and ending at 5:00 PM EST on November 20, 2006 (the "Exclusivity Period"), the Company shall not, and shall not permit its officers, directors or employees or authorize its other Representatives to solicit, knowingly encourage or initiate inquiries or proposals by, or participate in any discussions or negotiations with, or provide any information, or afford any access to the properties, books or records of the Company or any of its subsidiaries to, or otherwise take any action to knowingly assist or facilitate, any person or group of persons (other than the Evraz Group and its Representatives) in respect of, or that could reasonably be expected to lead to, any Acquisition Proposal. The Company shall on the date hereof cease and cause to be terminated any and all existing solicitation, discussion or negotiation conducted by the Company or, to its knowledge, any of its Representatives with respect to an Acquisition Proposal, and during the Exclusivity Period shall not, and shall not permit its officers, directors or employees or authorize its other Representatives, (i) to continue discussions or negotiations with any person or group of persons or (ii) to enter into any agreement or understanding with respect to any Acquisition Proposal, in each case other than with the Evraz Group. For purposes of this Agreement, and "Acquisition Proposal" means any offer or proposal, or any indication of interest in making an offer or proposal, made by a person or group of persons at any time which is structured to permit such person or group of persons to acquire beneficial ownership of at least 15% of the assets of, equity interest in, or businesses of, the Company or any of its subsidiaries, taken as a whole, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction. Clauses (a) and (b) of the first sentence of Section 6 of the Confidentiality Agreement are hereby made subject to this paragraph.

        This amendment to the Confidentiality Agreement may be executed in one or more counterparts, each of which will be deemed to an original copy of this amendment and all of which, when taken together, will be deemed to constitute one and the same agreement. Delivery of a signed counterparty by facsimile transmission will constitute a party's due execution and delivery of this amendment.

        If the foregoing meets with your approval, please indicate your agreement by signing and returning the accompanying copy of this letter agreement, whereupon it shall become a binding agreement.

Sincerely,
OREGON STEEL MILLS, INC.
L. Ray Adams, Vice President and CFO
CONFIRMED AND AGREED TO AS OF THE DATE WRITTEN ABOVE
EVRAZ GROUP SA
/s/ ALEXANDER V. FROLOV Chairman of the Board
MASTERCROFT FINANCE LIMITED
/s/ ALEXANDER V. FROLOV By: Alexander V. Frolov